[Apollo Letterhead]
February 17, 2009
VIA EDGAR
Ms. Celeste M. Murphy
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549-7010

RE:	Apollo Group, Inc.
Form 10-K for the fiscal year ended August 31, 2008
Filed October 28, 2008
File No. 000-25232
Dear Ms. Murphy:
     This letter responds to the comments in your letter dated February 3, 2009 to Joseph L. D’Amico, Apollo Group, Inc.’s President, Chief Financial Officer and Treasurer, relating to our Form 10-K for the fiscal year ended August 31, 2008 filed October 28, 2008 via EDGAR. Your comments are reproduced below and numbered in accordance with the February 3, 2009 letter. Our response to each comment is noted below the comment.
Annual Report filed on Form 10-K for the fiscal year ended August 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54
1.	In future filings, please consider including an “overview” section that provides a balanced, executive-level discussion identifying, on a past and prospective basis, the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. A good introduction or overview would:
•	include economic or industry-wide factors relevant to the company and serve to inform the reader about how the company earns revenues and income and generates cash without merely duplicating disclosure in the Description of Business section; and

Ms. Celeste Murphy
February 17, 2009

•	provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.
     Company Response:
We acknowledge your request, and in future filings with the SEC we will include this type of overview discussion in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Schedule 14C Information Statement Incorporated By Reference Into Part III of Form 10-K
Compensation Decisions — Details, page 27
2.	We note that annual cash bonus awards are tied to the achievement of specified company and individual performance goals. In addition, we note your disclosure relating to annual cash bonus awards for several executive officers being reduced because of the failure of those individuals to meet all of their personal performance goals at target level. In future filings, please disclose, for each named executive officer, the individual performance goals and weight given to the achievement of the performance goals. In addition, disclose the performance targets and threshold levels for the goals. See Regulation S-K Item 402(b)(vii). If you believe that such disclosure is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe that you have sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive to achieve the undisclosed performance goal. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Ms. Celeste Murphy
February 17, 2009

Company Response:
We acknowledge your request, and in future filings with the SEC we will disclose the specified information.
In this regard, we believe that the required information in respect of our named executive officers was in fact provided in our Schedule 14C Information Statement. As discussed on page 28, the 2008 fiscal year bonuses for our named executive officers were weighted equally between the attainment of revenue and operating profit goals with specific threshold, target and maximum goal levels established by the Compensation Committee. Those levels are set forth in the table that appears on page 28. The Compensation Committee also had the discretion to reduce the bonus otherwise payable to each named executive officer for the 2008 fiscal year by up to 20% based on its subjective assessment of each named executive officer’s performance for the year. The Compensation Committee did not establish individual performance goals for any of our named executive officers for the 2008 fiscal year. Therefore, no portion of the 2008 fiscal year bonuses for our named executive officers was tied to the achievement of any individual performance goals. In addition, the Compensation Committee, in exercising its discretion, found no basis to reduce any named executive officer’s bonus amount for the 2008 fiscal year. Accordingly, as disclosed on pages 29-30, each of our named executive officers received a bonus payment for that year at the maximum 200% level based solely on the established revenue and operating profit goals attained.
Note 2 — Significant Accounting Policies
Revenue Recognition, pages 86-87
3.	We note your disclosure on page 65 that effective in March 2008 you changed your refund policy, whereby students who attend 60% or less of a course are eligible for a refund for the portion of the course they did not attend. With a view toward disclosure tell us how you consider your new refund policy in your revenue recognition accounting policy for tuition fees.
Company Response:
As discussed on page 86 of our August 31, 2008 Form 10-K, students in University of Phoenix degree programs generally enroll in a program of study encompassing a series of five- to nine-week courses taken consecutively over the length of the program. Students are billed on a course-by-course basis when the student first attends a session, resulting in the recording of a receivable from the student and deferred revenue in the amount of the billing. Tuition revenue is recognized pro rata, on a weekly basis over the period of instruction as services are delivered to students.

Ms. Celeste Murphy
February 17, 2009

Under the current University of Phoenix refund policy, students who attend 60% or less of a course are eligible for a tuition refund for the portion of the course they did not attend. For example, if a student has attended one week out of a five-week course, the student is entitled to a tuition refund of 80%. At no point will the amount of refund exceed the unearned portion remaining in deferred revenue. Refunds are recorded as a reduction in deferred revenue during the period that a student withdraws from a class. At each period end we record an allowance for refunds that have not yet been processed and paid.
In future filings with the SEC when we update our Significant Accounting Polices for material changes we will add the following specific disclosure of our refund policy:
The University of Phoenix refund policy allows for students who attend 60% or less of a course to be eligible for a tuition refund for the portion of the course they did not attend. Refunds are recorded as a reduction in deferred revenue during the period that a student withdraws from a class.
4.	We also note from your disclosures on page 67 that in the first quarter of fiscal year 2008, you performed a review of the components of bad debt expense and identified certain items that should have been classified as discounts or refunds (reduction of net revenue) as opposed to bad debt expense. In this regard tell us how you account for refunds and whether you have a refund allowance account.
Company Response:
University of Phoenix refunds are recorded as a reduction in deferred revenue during the period that a student withdraws from a class. Please refer to our response to Comment Number 3 above, for discussion of our refund policy and accounting. At each period end, we record an allowance for refunds that have not yet been processed and paid.
5.	Quantify the impact of your new refund policy in your tuition revenues, for the year ended August 31, 2008 and subsequent interim periods.
Company Response:
There is no direct impact on revenue recognition that can be quantified as a result of the University of Phoenix’s new refund policy. The University of Phoenix changed its refund policy primarily because we believe it is a more reasonable policy and more closely matches the benefits received from our students’ perspective. Furthermore, we believe one of the benefits to the University of Phoenix as a result of changing our refund policy is better student retention. Because we believe this change has had a positive impact on student retention

Ms. Celeste Murphy
February 17, 2009

(and thus revenue), it is not possible to quantify the incremental impact on revenues related to the refund policy change (which has decreased revenue). Overall, refunds recorded by the University of Phoenix totaled $126.1 million (3.9% of gross revenue) in fiscal year 2008 and $51.0 million (5.1% of gross revenue) in the first quarter of fiscal year 2009.
* * *
     We acknowledge that:
     1. we are responsible for the adequacy and accuracy of the disclosures in the filings;
     2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     3. we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please let me know if you have questions or if we can be helpful in any other way. I can be reached via phone: 602 557-1729; fax: 602 383-5159; or email: joe.damico@apollogrp.edu. Additionally, please feel free to contact Brian Swartz, Senior Vice President of Finance and Chief Accounting Officer at 602 557-1534; fax: 602 383-5400; or email: brian.swartz@apollogrp.edu.

Very truly yours, APOLLO GROUP, INC.
/s/ Joseph L. D’Amico
Joseph L. D’Amico
President, Chief Financial Officer and Treasurer